SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2003

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Sales and earnings burdened by currency effects in second quarter

Berlin, July 31, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that net sales of the Schering AG Group were €2.338 billion, 8% less compared to the previous year. The further strengthening of the euro against the U.S. dollar and the yen in the second quarter of 2003 had a negative impact on the development of net sales. Adjusted for currency effects, net sales increased by 3% in the first six months of 2003. Operating profit was 6% down on the figure for the first six months of 2002.

"In fiscal year 2003, we anticipate a solid growth in net sales for the Schering AG Group. Due to the negative impact of exchange rates we anticipate that earnings in the full year 2003 will be below previous year’s level. Because of the unfavorable exchange rate environment as well as further burdens through national cost containment measures especially in Germany, we will take further steps to align our cost structure. This will result in a reduction of around 300 jobs in Germany already this year", said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "Our long-term strategic goals are not affected by this situation. The competitiveness of our existing products as well as the many promising drug candidates will contribute to realize these targets."

Particularly net sales of Yasmin® (+120%), Mirena® (+26%) and Magnevist® (+6%) increased after adjusting for currency effects. Sales growth of Betaferon® was burdened by non-recurring effects in the second quarter. For the full year, net sales of Betaferon® are expected to grow in the double-digit range in local currencies.

Negative exchange-rate effects on operating profit were partially offset by profits from currency hedges as well as a reduction of operating costs. Excluding one-time effects in the previous year, in particular the sale of our interest in Aventis CropScience, net profit decreased by 10% from €279m to €250m.

Half year 2003 Basic figures (year-on-year):

– Net sales: EUR 2,338 million; +3% (after adjusting for currency effects); -8% (overall)
– Gross profit: EUR 1,760 million; -8%
– R&D costs: EUR 435 million; -3%
– Operating profit: EUR 374 million; -6%
– Net profit: EUR 250 million; -10%*
– EPS basic: EUR 1.28; -9%*
– Cash flow: EUR 382 million; +3%
– Number of employees: 26,628 (average); +3%

*percentage change adjusted for one-time effects, in particular sale of the interest in Aventis CropScience

Second Quarter 2003 Basic figures (year-on-year):

– Net sales: EUR 1,179 million; +1% (after adjusting for currency effects); -9% (overall)
– Gross profit: EUR 874 million; -10%
– R&D costs: EUR 219 million; -4%
– Operating profit: EUR 163 million; -12%
– Net profit: EUR 123 million; -11%*
– EPS basic: EUR 0.63; -10%*
– Cash flow: EUR 187 million; +10%
– Number of employees: 26,628 (average first half year 2003); +3%

*percentage change adjusted for one-time effects, in particular sale of the interest in Aventis CropScience

An analyst conference call will be held and audio webcast on our website www.schering.de today, July 31, 2003, at 10.30 hours CET.

Schering will publish its Interim Report for the first nine months of 2003 on October 27, 2003.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1-2/2003 at a Glance

  Sales and earnings heavily burdened by currency effects

  Net sales up 3% after adjusting for currency effects

  Outstanding growth of Yasmin® and Mirena®

  Betaferon® burdened by non-recurring effects – double-digit growth in local currencies expected for full year

  Earnings for 2003 expected to be below previous year’s level

Key data	€m		Change	€m		Change
	Q1-2/2003	Q1-2/2002	in %	Q2/2003	Q2/2002	in %
Net sales	2,338	2,540	–8%	1,179	1,298	–9%
Gross profit	1,760	1,921	–8%	874	973	–10%
Operating profit	374	398	–6%	163	185	–12%
Profit from ordinary activities	390	1,107	–65%	186	890	–79%
Net profit	250	837	–70%	123	696	–82%
Net profit, adjusted*	250	279	–10%	123	138	–11%
Cash flow	382	371	+3%	187	170	+10%
Basic earnings per share (€)	1.28	4.24	–70%	0.63	3.52	–82%
Basic earnings per share, adjusted* (€)	1.28	1.41	–9%	0.63	0.70	–10%
Number of employees (average)	26,628	25,883	+3%	–	–	–

* 2002 figures adjusted for one-time effects, in particular from the sale of our interest in Aventis CropScience

Top-selling products			Sales Q1-2/2003	Change from Q1-2/2002
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	366	–6%	+5%
2.	Magnevist®	(diagnostics)	148	–7%	+6%
3.	Iopamiron®	(diagnostics)	126	–13%	+1%
4.	Ultravist®	(diagnostics)	119	–5%	+2%
5.	Yasmin®	(fertility control)	119	+92%	+120%
6.	Diane®	(gynecology)	100	–17%	–7%
7.	Fludara®	(therapeutics)	80	–9%	+6%
8.	Mirena®	(fertility control)	75	+15%	+26%
9.	Microgynon®	(fertility control)	60	–14%	+3%
10.	Meliane®	(fertility control)	58	–9%	+2%
	Total		1,251	–3%	+10%
Total as % of Group sales 54%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Schering AG Shares

The Schering AG shares closed at €42.58 at the end of June 2003. Therefore, the shares could compensate the unfavorable development in the first quarter of 2003, but slightly underperformed the German share index DAX. In contrast, the shares outperformed the STOXX Healthcare sector index by 1% since the beginning of the year.

At our recurring “Research & Development Day“ in June 2003, we gave a detailed overview on the achievements of our promising research and development activities. The presentations given by our scientists were well received. We expect that innovative products stemming from this rich pipeline of clinical development projects will further improve our market positions.

As of June 30, 2003, a total of 194 million Schering AG shares continued to be in circulation. At the same time, we held a total of 2.5 million treasury shares which we had bought back during the first quarter of 2003 as part of our share buy-back program.

Schering AG share ratios	Q1-2/2003	Q1-2/2002	Q2/2003	Q2/2002	Year 2002
Basic earnings per share (€)	1.28	4.24	0.63	3.52	4.39
Basic earnings per share, adjusted* (€)	1.28	1.41	0.63	0.70	2.35
	June 30, 2003	June 30, 2002	Dec. 31, 2002
Share price (€)	42.58	63.78	41.45
Market capitalization (€m)	8,261	12,469	8,145
Shareholders’ equity (€m)	2,814	2,894	2,934
Number of shares (in millions)	194	196	196.5

* 2002 figures adjusted for one-time effects, in particular sale of our interest in Aventis CropScience

Business Trends in the Schering AG Group

Q1-2/2003

Net sales by Region	€m		Change from Q1-2/2002				% of total
	Q1-2/2003	Q1-2/2002	total	volume/price	currency	structure*	Q1-2/2003	Q1-2/2002
Europe Region	1,176	1,202	–2%	+3%	–2%	–3%	50%	47%
United States Region	575	632	–9%	+7%	–21%	+5%	25%	25%
Japan Region	244	276	–12%	0%	–12%	0%	10%	11%
Latin America/Canada Region	177	227	–22%	+13%	–35%	0%	8%	9%
Asia/Middle East Region	98	121	–19%	–9%	–10%	0%	4%	5%
Other Activities	68	82	–18%	–14%	–4%	0%	3%	3%
Total	2,338	2,540	–8%	+3%	–11%	0%	100%	100%

* Effects from acquisitions and divestitures

Q2/2003

Net sales by Region	€m		Change from Q2/2002				% of total
	Q2/2003	Q2/2002	total	volume/price	currency	structure*	Q2/2003	Q2/2002
Europe Region	595	607	–2%	+2%	–1%	–3%	51%	47%
United States Region	286	321	–11%	+3%	–20%	+6%	24%	25%
Japan Region	122	157	–22%	–9%	–13%	0%	10%	12%
Latin America/Canada Region	94	117	–19%	+7%	–26%	0%	8%	9%
Asia/Middle East Region	46	56	–18%	–8%	–10%	0%	4%	4%
Other Activities	36	40	–12%	–8%	–4%	0%	3%	3%
Total	1,179	1,298	–9%	+1%	–10%	0%	100%	100%

* Effects from acquisitions and divestitures

Net sales

Net sales of the Schering AG Group were €2.338 billion, 8% less compared to the previous year. The further strengthening of the euro against the U.S. dollar and the yen in the second quarter of 2003 had a negative impact on the development of net sales. Adjusted for currency effects, net sales increased by 3% in the first six months of 2003.

The sales development was burdened by certain non-recurring effects. Net sales in the United States Region were affected mainly by decreased net sales of Betaseron® due to wholesaler stocking of the new refrigeration-free formulation of Betaseron® in the first half of 2002. The decline of currency adjusted net sales in the Asia/Middle East Region was attributable to negative volume effects due to the termination of a distribution partnership.

Furthermore, our products were exposed to reinforced competition especially from generic drugs. In addition, our business was increasingly burdened by cost containment measures in the public health sector in nearly all Regions.

Operating profit and net profit

Operating profit was 6% down on the figure for the first six months of 2002. Negative exchange-rate effects were partially offset by profits from currency hedges. Operating costs were 5% down on the comparable costs of the previous year. Within the result from investments, the elimination of the profit contribution from Aventis CropScience (2002: €45m) was partially compensated by the profit from the sale of our stake in Oy Leiras Finland AB (€22m). The other financial result improved due to the reduction of interest cost on pension obligations. Excluding one-time effects of €558m (after taxes) in the previous year, in particular the sale of our interest in Aventis CropScience, net profit decreased 10% to €250m.

Sales Trends by Region

Europe Region

In the Europe Region, we recorded a 3% volume and price increase in net sales during the first six months. Our business was burdened by cost containment measures in the public health sector mainly in Germany, France and Italy as well as by increasing competition. Taking into account negative currency effects and structure effects due to divestitures in Finland and Germany, net sales decreased by 2% to €1,176m.

Net sales in the Gynecology&Andrology business area rose slightly by 1% to €471m. The positive development in the field of fertility control more than compensated a sales decline in the hormone therapy business. This was particularly due to Yasmin®, sales of which more than doubled to €48m, and Mirena® (+12%). In Italy and Spain, Yasmin® already reached a market share of 11% and 6% within only five months after its launch. The launch of Yasmin® in the Eastern European countries continued to be successful. Testogel®, our product for hormone therapy in men, was introduced in Germany and in Great Britain. We are planning the launch in other important markets by the end of this year. After having received the European approval for our novel low dose hormone replacement product Angeliq® in July 2003, we will start the launch of the product in autumn 2003.

In the Specialized Therapeutics business area, net sales were €414m, an increase of 4% after adjusting for effects from divestments. Sales of our top-selling product Betaferon® rose 11% after adjusting for currency effects. This positive development was particularly due to intensified support programs for patients, the introduction of a room-temperature stable formulation as well as easier application through the use of autoinjectors. In the field of oncology, MabCampath™ benefited from increasing acceptance by physicians and patients as well as from the new option of a combination therapy with Fludara®.

Net sales in the Diagnostics&Radiopharmaceuticals business area decreased by 3%. Increased sales of MRI contrast agents could only partially offset the negative sales development in the field of X-ray contrast media (–6%).

United States Region

Net sales in the United States Region rose 12% after adjusting for currency effects. 5% of this increase was attributable to the acquisition of Leukine®. Overall, net sales declined by 9% to €575m mainly due to currency effects stemming from a further strengthening of the euro against the U.S. dollar compared to the first six months of 2002. Furthermore, sales with oral contraceptives which recently went off-patent as well as with Betapace® were impacted by generic competition.

In our Gynecology&Andrology business area, net sales rose by 25% after adjusting for currency effects. Significant growth was generated in particular by Yasmin®, net sales of which more than doubled, and Mirena®. Yasmin® continues to be the fastest growing oral contraceptive in the U.S. with a share of significantly over 8% of new prescriptions.

Net sales of our Specialized Therapeutics business area rose 9% currency adjusted. Net sales of Betaseron® decreased by 4% reflecting wholesaler stocking in 2002 relating to the launch of the refrigeration-free formula. However, Betaseron® continued to hold its market share. We expect net sales of Betaseron® to grow with the market during the rest of the year. While net sales of Fludara® which will lose its patent protection by the end of August 2003 decreased slightly compared to previous year, net sales of Campath® increased significantly due to rising acceptance among practitioners and patients.

In the Diagnostics&Radiopharmaceuticals business area, net sales rose by 7% currency adjusted. Net sales of Magnevist® (+12% currency adjusted) and of application systems (+11% currency adjusted) increased due to a higher number of CT and MRI procedures.

Japan Region

In the Japan Region, net sales in local currency in the first six months remained on previous year’s level, as price decreases were compensated by volume increases of 4%. The expected underperformance in the second quarter was mainly due to significantly high sales in the reference period of the previous year, when wholesalers had replaced stocks after price cuts in the second quarter of 2002. Due to continuing negative currency impacts, overall net sales decreased by 12% to €244m.

In the Gynecology&Andrology business area, net sales in local currency matched last year’s level. We reinforced our information activities in the field of fertility control and expanded the leading position of our oral contraceptive Triquilar®.

Net sales in the Specialized Therapeutics business area increased 1% after adjusting for currency effects. Our intensified marketing activities for Betaferon® led to a higher acceptance by physicians and patients, evidenced by a noticeable sales increase of Betaferon®.

In the Diagnostics&Radiopharmaceuticals business area, the largest in terms of net sales, our most important products Iopamiron® and Magnevist® sustained their position despite stronger competition through good volume growth. Our recently launched liver-specific MRI contrast agent Resovist® continued its positive development and captured a market share of 75% in this highly specialized market.

Latin America/Canada Region

Net sales in the Latin America/Canada Region decreased by 22% to €177m. A positive volume/price development could partly compensate for the strong currency effects of –35%. We achieved price increases particularly in countries affected by currency devaluations. As expected, the negative currency effects eased during the second quarter of 2003.

In the Gynecology&Andrology business area, net sales decreased by 25% to €117m due to negative currency effects. In the meantime, we have launched Yasmin® in all important markets of Latin America. Furthermore, we extended our product portfolio in the field of fertility control through the launch of Mirelle® in Brazil, Argentina and Venezuela.

Net sales in the Specialized Therapeutics business area decreased by 11% to €32m, despite volume growth which was mainly driven by the positive performance of Betaferon® (+9%).

In the Diagnostics&Radiopharmaceuticals business area, net sales decreased by 21%. After adjusting for currency effects, net sales increased by 16%. A good volume growth of 24% overcompensated negative price effects of 8% resulting mainly from increased generic competition. This development was reflected by the performance of Iopamiron®, where a higher volume of 34% was partly offset by a price reduction of 22%.

Asia/Middle East Region

Net sales in the Asia/Middle East Region declined currency adjusted by 9%. Of this decrease, 8% were attributable to the planned termination of a distribution partnership. Overall, net sales declined by 19% to €98m due to negative currency effects.

In our Gynecology&Andrology business area, net sales declined by 8% after adjusting for currency effects. This mainly resulted from acyclical sales, which had led to a disproportionate increase in net sales in the reference period of the previous year. The launch of Yasmin® in a number of countries in the Middle East had a positive impact on our business.

Net sales of our Specialized Therapeutics business area rose to €18m (+30% currency adjusted), particularly due to sales of Betaferon®, Fludara® and Ilomedin®.

Net sales of our Diagnostics&Radiopharmaceuticals business area declined by 2% after adjustment for currency effects. Negative price effects which were attributable to increased competition in this area could only partially be compensated by higher sales volumes. Ultravist® continued to be our best performing product with net sales of €24m.

Sales Trends by Business Area

Q1-2/2003

Net sales by Business Area and important indication areas*
	€m		Change from Q1-2/2002				% of total
	Q1-2/2003	Q1-2/2002	total	volume/price	currency	structure**	Q1-2/2003	Q1-2/2002
Gynecology&Andrology***	771	825	–7%	+6%	–13%	0%	33%	32%
Fertility control	624	635	–2%	+11%	–13%	0%	27%	25%
Hormone therapy	145	187	–23%	–10%	–12%	–1%	6%	7%
Specialized Therapeutics	767	814	–6%	+3%	–10%	+1%	33%	32%
Central nervous system (CNS)	406	431	–6%	+5%	–10%	–1%	17%	17%
Cardiovascular	76	100	–23%	–14%	–9%	0%	3%	4%
Oncology	228	207	+10%	+9%	–15%	+16%	10%	8%
Diagnostics&Radiopharmaceuticals	636	698	–9%	+3%	–12%	0%	27%	28%
X-ray contrast media	295	328	–10%	0%	–10%	0%	12%	13%
MRI contrast agents	157	166	–5%	+9%	–14%	0%	7%	7%
Radiopharmaceuticals	69	77	–11%	–6%	–5%	0%	3%	3%
CM application technologies	111	123	–10%	+11%	–21%	0%	5%	5%
Dermatology	101	116	–13%	+2%	–11%	–4%	4%	5%
Other sources	63	87	–28%	–22%	–6%	0%	3%	3%
Total	2,338	2,540	–8%	+3%	–11%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.

** Effects from acquisitions and divestitures

*** In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

Q2/2003

Net sales by Business Area and important indication areas*
	€m		Change from Q2/2002				% of total
	Q2/2003	Q2/2002	total	volume/price	currency	structure**	Q2/2003	Q2/2002
Gynecology&Andrology***	394	419	–6%	+5%	–11%	0%	33%	32%
Fertility control	322	324	–1%	+10%	–11%	0%	27%	25%
Hormone therapy	72	93	–24%	–13%	–10%	–1%	6%	7%
Specialized Therapeutics	384	419	–8%	–1%	–8%	+1%	33%	32%
Central nervous system (CNS)	198	226	–13%	–4%	–8%	–1%	17%	17%
Cardiovascular	38	50	–21%	–11%	–10%	0%	3%	4%
Oncology	121	106	+15%	+10%	–12%	+17%	10%	8%
Diagnostics&Radiopharmaceuticals	319	357	–11%	+2%	–13%	0%	27%	28%
X-ray contrast media	145	171	–15%	–5%	–10%	0%	12%	13%
MRI contrast agents	80	83	–3%	+10%	–13%	0%	7%	6%
Radiopharmaceuticals	34	37	–10%	–6%	–4%	0%	3%	3%
CM application technologies	58	64	–9%	+11%	–20%	0%	5%	5%
Dermatology	50	61	–17%	–5%	–8%	–4%	4%	5%
Other sources	32	42	–25%	–20%	–5%	0%	3%	3%
Total	1,179	1,298	–9%	+1%	–10%	0%	100%	100%

* The indented figures do not add up to the total sales figures as only the important indication areas are listed.

** Effects from acquisitions and divestitures

*** In 2002, the business area Fertility Control&Hormone Therapy was renamed Gynecology&Andrology to reflect our focus on specific healthcare solutions for women and men.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 6% after adjusting for currency effects. This was principally the result of the excellent performance of Yasmin®, at present the fastest growing oral contraceptive worldwide. The launch in further markets as well as continuously growing market shares in nearly all countries contributed to the extraordinary success of Yasmin®. Yasmin® is being sold in over 40 countries today, among them the U.S. and all major markets in Europe and Latin America, and is one of our top-selling products. Net sales of Yasmin® which will be launched in further countries in Latin America and Asia during the course of the year are expected to grow at an undiminished pace in the full year 2003.

In July 2003, the European Union positively concluded the mutual recognition procedure for Angeliq®, our novel low dose hormone replacement therapy. The roll-out of the European launch will begin this autumn. Angeliq® is indicated for the treatment of menopausal symptoms and the prevention of osteoporosis in postmenopausal women. Recent clinical studies which were presented at our R&D day in June 2003 have shown that the novel progestin drospirenone contained in Angeliq® might reduce blood pressure. This is of importance for women with climacteric complaints who often suffer from increased blood pressure.

Specialized Therapeutics

Net sales in the Specialized Therapeutics business area rose by 3% after adjusting for currency and structure effects. Net sales of Betaferon® increased by 5% currency adjusted. We continue to expect double-digit growth of this product in local currencies for the full year. In June 2003, the recruitment of patients for the BENEFIT study for early multiple sclerosis (MS) treatment with Betaferon® was completed. More than 450 patients from 98 centers in 20 countries participate in this study. This Phase III study had been initiated to assess to what extent the development of clinically definite MS in a population of patients who are at high risk can be postponed.

In the field of hematology, Schering offers Fludara® and Campath® as important treatment options in fighting leukemia. Clinical data on Campath®, an innovative antibody-based therapy of chronic lymphocytic leukemia (CLL), have proven that median survival of pre-treated CLL patients that did not respond to the standard therapy with Fludara® anymore increased between 6 and 8 months to 16 months. The scientific committee of the EMEA has granted a positive opinion to include this additional data in the labeling for Campath®.

Through the use of Campath® and Fludara® as a combination therapy (“FluCam”) in pre-treated patients with CLL, a complete remission could be reached for 50% of the patients. This means a significant improvement as compared to the use of Campath® in monotherapy.

Zevalin®, a radiolabeled antibody for the treatment of non-Hodgkin’s lymphoma (NHL), will be of importance for the further expansion of our hematology business. In a series of clinical studies, the outstanding effectiveness of this radioimmunotherapy could be demonstrated. We expect to receive European approval of Zevalin® in the course of this year.

Several studies on the angiogenesis inhibitor PTK787/ZK222584 (VEGFR inhibitor) which is being developed in collaboration with Novartis AG were presented at the congress of the American Society of Clinical Oncology (ASCO) in June 2003: both in monotherapy and in combined therapy, promising results could be achieved in the treatment of metastatic colorectal cancer, renal cancer and brain tumors. This novel approach for the treatment of metastatic colorectal cancer has already entered Phase III of clinical trials.

In May 2003, the scientific committee of the EMEA issued a positive opinion on the use of Ventavis® in the treatment of patients with primary pulmonary hypertension. In Europe, the product has been classified as an “orphan medicinal product”. We expect the approval of Ventavis® in the second half of 2003.

Diagnostics&Radiopharmaceuticals

In the Diagnostics&Radiopharmaceuticals business area, net sales rose by 3% after adjustment for currency effects. In these markets a significant trend reversal can be observed. New methods of examination result in a higher number of CT and MRI procedures. This was particularly positive for Magnevist® which underlined its leading position in the field of magnetic resonance imaging with sales growth of 6% in local currencies. Besides its use in classical diagnostics, MRI gains a growing importance as an innovative technology for monitoring the success of a therapy, e.g. as part of the approval procedure for new remedies. We further expanded our business with application systems for contrast media, net sales of which rose by 11% after adjustment for currency effects.

The final phase III studies for MS-325, our innovative blood pool agent for MRI, were successfully completed. We are planning to submit this product for registration later this year in the United States. In comparison to conventional methods, MS-325 offers the advantage of intravenous injection which is minimally invasive and avoids the use of catheters. Furthermore, the extended imaging time window due to prolonged vascular enhancement offers more efficacy and accurate diagnostics. The product is developed together with the U.S. based company Epix Medical Inc.

Dermatology

Net sales of our dermatology products grew by 2% after adjustment for currency and structure effects. Our top-selling product in this business area, Advantan®, increased net sales by 6% in local currencies.

Acquisitions, Divestitures and Partnerships

As part of our strategic focus on specialized areas we strengthen our business areas through acquisitions and partnerships. At the same time we divest assets that do not belong to our core business. During the first six months of 2003, main areas of activity were the fields of oncology and diagnostics designed to detect life threatening indications.

In the area of hematological oncology, we acquired exclusive rights to develop, sell and distribute Campath® in Japan, China and the Asian Pacific Basin from the U.S. biopharmaceutical company Ilex Oncology, Inc. in February 2003. We now have the worldwide marketing rights for this innovative treatment which we have been offering in the United States and Europe since 2001.

In June 2003, we acquired exclusive worldwide development and marketing rights for an antibody-based therapeutic fusion protein from Philogen S.r.l., Italy. Based on promising pre-clinical results, this protein is expected to have the potential to treat solid tumors.

In May 2003, we agreed with Epix Medical Inc., Cambridge, to investigate new approaches for innovative MRI contrast media. The research and development activities will focus on novel targeting MRI contrast agents in the rapidly expanding area of molecular medicine which will secure and expand our leading position in MRI imaging worldwide. In addition, we acquired from Epix the exclusive worldwide rights for the development and commercialization of EP-2104R, the first MRI agent molecularly targeted to a specific disease. EP-2104R is a gadolinium-based, fibrin-targeting MRI contrast agent designed to detect blood clots within life threatening indications as stroke, cardiac thrombus or pulmonary embolism.

In the course of further focussing our business on core competencies, we sold the remaining 49% of Oy Leiras Finland AB to the Nycomed Group for approximately €43m in May 2003. This transaction completed the divestment of the domestic business of former Leiras Oy which merged with our Finnish subsidiary Schering Oy in the meantime.

Capital Expenditure

The Company’s capital expenditure in 2003 will amount to approximately €295m taking into account current exchange rates. This represents an increase of 5% over €281m in 2002. The reasons for this are increased demand of product volume, regulatory standards and technological developments. 59% of this investment total has been allotted to Germany, 12% to the other countries of the European Union, and 16% to the U.S.

Personnel

Schering AG Group	Q1-2/2003	Q1-2/2002	Change	Year 2002
Employees (average)	26,628	25,883	+3%	26,245
Personnel costs in €m*	796	807	–1%	1,595

* Wages and salaries, social security and support payments, pensions

Number of employees by Region (average)	Q1-2/2003	Q1-2/2002	Change
Schering AG	8,323	8,130	+2%
Europe Region	8,286	8,123	+2%
United States Region	3,671	3,241	+13%
Japan Region	1,575	1,639	–4%
Latin America/Canada Region	2,488	2,510	–1%
Asia/Middle East Region	1,385	1,488	–7%
Other employees	900	752	+20%
Total	26,628	25,883	+3%

The rise in the number of employees in the United States Region was mainly due to the acquisition of Leukine® and Collateral Therapeutics, Inc. as well as to the growing business with application technologies. The decrease in the Asia/Middle East Region was related to the termination of a distribution partnership in Indonesia. The increase in Other employees was due to the expansion of hormone production at our subsidiary Proquina in Mexico.

Measures taken at the end of the previous year to enhance profitability resulted in a stable number of employees in the Schering AG Group since the end of 2002. Due to a more restrictive recruitment policy, the number of Schering AG employees decreased from 8,373 at the end of 2002 to 8,272 at June 30, 2003. We expect this decrease to continue in the course of the year.

Further Executive Board member appointed

On July 7, 2003, the Supervisory Board of Schering AG appointed Dr. Marc Rubin to the Board of Executive Directors of Schering AG. Dr. Rubin will be joining the company on October 1, 2003, and will take over responsibility for product development, leading Schering’s Pre-clinical and Clinical Development. His international experience and expertise especially in the U.S. pharma market will enable us to fully exploit our many promising drug candidates. Dr. Rubin will be based in the U.S. at the site in Montville, New Jersey.

Consolidated Income Statements

€m	Q1-2/2003	Q1-2/2002	Change	Q2/2003	Q2/2002	Change	Year 2002
Net sales	2,338	2,540	–8%	1,179	1,298	–9%	5,023
Cost of sales	–578	–619	–7%	–305	–325	–6%	–1,212
Gross profit	1,760	1,921	–8%	874	973	–10%	3,811
Costs of
marketing and selling	–759	–822	–8%	–379	–422	–10%	–1,629
engineering and administration	–272	–269	+1%	–147	–145	+1%	–566
research and development	–435	–450	–3%	–219	–229	–4%	–947
Other operating expenses/income	80	18		34	8		72
Operating profit	374	398	–6%	163	185	–12%	741
Result from investments	19	45		20	21		19
Other financial result	–3	–25		3	–5		–42
Income from disposal of Aventis CropScience	–	689		–	689		689
Acquisition-related expenses	–	–		–	–		–262
Profit from ordinary activities	390	1,107	–65%	186	890	–79%	1,145
Income taxes	–139	–272	–49%	–63	–195	–68%	–276
Net profit before minority interest	251	835	–70%	123	695	–82%	869
Minority interest	–1	2		0	1		–2
Net profit	250	837	–70%	123	696	–82%	867
Basic earnings per share (€)	1.28	4.24	–70%	0.63	3.52	–82%	4.39
Diluted earnings per share* (€)	1.28	4.22	–70%	0.63	3.51	–82%	4.38

* Diluted by stock options issued as part of Long Term Incentive Plans

Operating profit was down 6% on the figure for the first six months of 2002. Negative exchange-rate effects were partially offset by profits from currency hedges. Operating costs were down 5% on the comparable costs of the previous year. Within the result from investments, the elimination of the profit contribution from Aventis CropScience (2002: €45m) was partially compensated by the profit from the sale of our stake in Oy Leiras Finland AB (€22m). The other financial result improved due to the reduction of interest cost on pension obligations. Excluding one-time effects of €558m (after taxes) in the previous year, in particular the sale of our interest in Aventis CropScience, net profit decreased by 10% to €250m.

Consolidated Balance Sheets

€m
Assets	June 30, 2003	December 31, 2002
Goodwill	391	426
Other intangible assets	397	420
Property, plant and equipment	1,225	1,230
Financial assets	103	120
Fixed assets	2,116	2,196
Inventories	1,024	971
Receivables and other assets	1,558	1,568
Marketable securities	187	249
Cash and cash equivalents	330	408
Other non-current and current assets	3,099	3,196
	5,215	5,392

Equity and liabilities	June 30, 2003	December 31, 2002
Paid-up capital	528	528
Retained earnings	2,286	2,406
Shareholders’ equity	2,814	2,934
Minority interest	15	15
Non-current provisions and liabilities	1,097	1,136
Current provisions and liabilities	1,289	1,307
Provisions and liabilities	2,386	2,443
	5,215	5,392

Consolidated Cash Flow Statements

€m	Q1-2/2003	Q1-2/2002	Year 2002
Net profit before minority interest	251	835	869
Depreciation of fixed assets	147	145	318
Change in long-term provisions	–12	12	29
Other non-cash expenses and income	26	14	–40
Result from disposal of fixed assets	–30	–635	–651
Purchase of Leukine® development project	–	–	224
Cash flows before working capital changes	382	371	749
Change in inventories and receivables	–130	–233	–251
Change in liabilities and provisions (other than long-term)	–16	20	86
Cash flows from operating activities	236	158	584
Purchase of fixed assets	–144	–162	–559
Proceeds from disposal of fixed assets	58	1,559	1,601
Purchase and sale of marketable securities	43	–197	–165
Purchase of Leukine® development project	–	–	–224
Acquisitions net of cash acquired	–	–	8
Proceeds from disposal of subsidiaries net of cash disposed	–	–	24
Cash flows used in/from investing activities	–43	1,200	685
Dividend payment of Schering AG	–180	–164	–164
Change in financial liabilities	5	–129	–133
Funding of “Schering Pension Trust”	–	–500	–500
Purchase of treasury shares	–90	–158	–234
Cash flows used in financing activities	–265	–951	–1,031
Net change in cash and cash equivalents	–72	407	238
Effects of exchange-rate movements on cash and cash equivalents	–6	–11	–22
Cash and cash equivalents at January 1	408	192	192
Cash and cash equivalents at June 30 / December 31	330	588	408

Consolidated Statements of Changes in Shareholders’ Equity

€m
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Shareholders’ equity
January 1, 2002	528	1,895	101	32	2,556
Changes in unrealized gains/losses	–	–	–	–15	–15
Translation adjustments	–	–	–162	–	–162
Dividend payment of Schering AG	–	–164	–	–	–164
Net profit	–	837	–	–	837
Purchase of treasury shares	–	–158	–	–	–158
June 30, 2002	528	2,410	–61	17	2,894
January 1, 2003	528	2,512	–133	27	2,934
Changes in unrealized gains/losses	–	–	–	–10	–10
Translation adjustments	–	–	–90	–	–90
Dividend payment of Schering AG	–	–180	–	–	–180
Net profit	–	250	–	–	250
Purchase of treasury shares	–	–90	–	–	–90
June 30, 2003	528	2,492	–223	17	2,814

Further Information

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies. The Interim Report complies with International Accounting Standard IAS 34.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (Basis: 1€)		Average rate (Basis: 1€)
	June 30, 2003	June 30, 2002	Q1-2/2003	Q1-2/2002
U.S. dollar	1.14	1.00	1.11	0.90
Pound sterling	0.69	0.65	0.69	0.62
Brazilian real	3.29	2.82	3.54	2.21
Japanese yen	137.32	118.20	132.55	116.08

Segment Reporting

€m
Q1-2/2003	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance	Change year- on-year	Segment result	Change year- on-year
Europe Region	1,621	445	1,176	–2%	510	–6%	279	–9%
United States Region	577	2	575	–9%	165	–2%	38	–25%
Japan Region	244	–	244	–12%	99	–2%	45	+7%
Latin America/Canada Region	213	36	177	–22%	62	–11%	20	–9%
Asia/Middle East Region	105	7	98	–19%	37	–23%	13	–43%
Other Activities	131	63	68	–18%	31	–31%	3	–83%
Segment total	2,891	553	2,338	–8%	904	–7%	398	–14%
Research and development expenses	–	–	–	–	–435	–3%	–	–
Central production overheads and production variances	–	–	–	–	–71	+20%	–	–
Other	–	–	–	–	–24	–64%	–24	–64%
Schering AG Group	2,891	553	2,338	–8%	374	–6%	374	–6%

€m
Q1-2/2002	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance	Change year- on-year	Segment result	Change year- on-year
Europe Region	1,690	488	1,202	+8%	541	+10%	308	+16%
United States Region	635	3	632	+20%	168	+14%	51	+45%
Japan Region	277	1	276	–12%	101	–6%	42	+2%
Latin America/Canada Region	250	23	227	–10%	70	–19%	22	–57%
Asia/Middle East Region	126	5	121	+10%	48	+17%	23	+2%
Other Activities	137	55	82	–15%	45	–8%	18	–22%
Segment total	3,115	575	2,540	+5%	973	+6%	464	+6%
Research and development expenses	–	–	–	–	–450	+7%	–	–
Central production overheads and production variances	–	–	–	–	–59	–3%	–	–
Other	–	–	–	–	–66	–11%	–66	–11%
Schering AG Group	3,115	575	2,540	+5%	398	+9%	398	+9%

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

Outlook

In fiscal year 2003, we anticipate solid growth in net sales for the Schering AG Group in the range of 5% to 7% after adjusting for currency effects which implicates an accelerating sales growth in the second half of the year. In the United States Region in particular we expect disproportionately high net sales growth of approximately 15% in U.S. dollar terms.

Due to the further weakening of the U.S. dollar and other important currencies in the first half of 2003, the negative impact of exchange rates on earnings has increased. This development is reflected in the level of our operating profit for the second quarter and is expected to continue during the second half of 2003. Therefore we anticipate that earnings in the full year 2003 will be below previous year’s figure excluding the income from the sale of our stake in Aventis CropScience and other one-time effects in the previous year.

Given the unfavorable exchange rate environment as well as further burdens through national cost containment measures especially in Germany, we will take further steps to align our cost structure.

Berlin, July 30, 2003

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on July 30, 2003, the Interim Report Q1-2/2003 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, July 30, 2003

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: July 31, 2003